Exhibit 4

FOR IMMEDIATE RELEASE	8 March 2016

WPP plc (“WPP”)

Directors’ Interests

WPP was notified yesterday of changes in the share ownership of executive directors of the company, pursuant to the vesting of the 2013 Executive Share Awards (“ESA”) granted in 2014.

On 7 March 2016, Sir Martin Sorrell became entitled to receive 169,002 ordinary shares pursuant to his 2013 ESA granted in 2014. On 7 March 2016, Sir Martin Sorrell sold 81,492 of these ordinary shares in order to discharge the consequential UK and US tax liabilities.

At today’s date Sir Martin Sorrell and his family interests are interested in or have rights in 18,956,528 shares (inclusive of the shares he is entitled to receive pursuant to the awards granted under Renewed LEAP in 2004, 2005, and 2007 and the UK parts of the 2006 award and the 2009 award granted under LEAP, the receipt of which has been deferred). Sir Martin Sorrell’s family interests and rights represent 1.464% of the issued share capital of WPP. Additionally The JMCMRJ Sorrell Charitable Foundation holds 3,525,936 WPP shares, representing 0.272% of WPP’s issued share capital.

On 7 March 2016, Mr Paul Richardson became entitled to receive 13,717 ADRs pursuant to his 2013 ESA granted in 2014. On 7 March 2016, Mr Paul Richardson sold 11,717 of these ADRs to discharge the consequential UK and US tax liabilities and other financial commitments. At today’s date, Mr Richardson’s beneficial holding is the equivalent of 930,265 WPP shares, representing 0.072% of WPP’s issued share capital.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204